May 2, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc. Registration Statement on Form S-3 Filed April 14, 2014 File No. 333-195260

Dear Mr. Riedler:

You recently provided Galena Biopharma, Inc. (the “Company”) with a comment letter dated April 23, 2014 regarding the Company’s above-referenced filing. This letter contains the Company’s response to the comment in your comment letter, which we have reproduced below for your convenience.

1.	Please be advised that we cannot accelerate the effective date of your registration statement until resolution of your pending confidential treatment request and the filing of the information required by Part III of your Form 10-K filed on March 17, 2014. In regard to the Part III information, we note that your Form 10-K indicates that you plan to incorporate this information by reference from your definitive proxy statement which has not been filed yet.

COMPANY’S RESPONSE:

On April 30, 2014, the Company filed its definitive proxy statement setting forth the information incorporated by reference in Part III of the Company’s Annual Report on Form 10-K. A revised definitive proxy statement, which corrected a few figures contained in the definitive proxy statement, was filed on May 1, 2014.

Jeffrey P. Riedler

May 2, 2014

Last evening, on May 1, 2014, the Company sent to the Staff by overnight courier a revised confidential treatment request (“CTR”) which complied with the Staff’s comments on the Company’s initial CTR. The Company is awaiting any further comments by the Staff or confirmation that its CTR has been granted.

As soon as the Company is notified that its revised CTR has been granted by the Staff, the Company will file its request for acceleration of the effectiveness of the Company’s Registration Statement. In the meantime, please contact the undersigned if you have any questions or comments regarding this response letter.

Very truly yours,

/s/ Mark J. Ahn, Ph.D.
Mark J. Ahn, Ph.D.
President and Chief Executive Officer

Cc:	Johnny Gharib (SEC)
Dale E. Short